Xinyuan Real Estate Co., Ltd. ACQUIRES PARCEL OF LAND IN Beijing

BEIJING, China, October 1, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, affordable housing for middle-income Chinese residents, today announced that on September 29, 2012 it has acquired via auction a parcel of land in Beijing, the capital of the People’s Republic of China.

Xinyuan paid a total of RMB1,030 million (US$162.4 million) for the unencumbered land use rights for the parcel, which offers a total site area of 57,862 square meters. Based on pre-planning of the proposed development, the estimated gross floor area is approximately 130,000 square meters, of which, 10,500 square meters are public rental housing which will be purchased by the Beijing government at a fixed price. This project is located in Daxing District, which is forty minutes from the center of town via Subway Line 4 with a station just 500 meters from the project.

“We are excited to acquire our first development in Beijing. With the implementation of government housing price restriction policies over the last two and a half years, we believe that land prices in Beijing have reached reasonable levels. The location of the project is between the southern 5th and 6th ring roads with an existing subway station close by. Our target customer segment will be young first-time home buyers, young couples and commuters working downtown who would like to establish a family. In conformance with XIN’s positioning strategy, we will build smaller-sized, affordable apartments for Beijing commuters. With our corporate headquarters in Beijing, we believe this project will promote corporate branding, enrich our product portfolio, and help build a solid project team in a highly competitive market. All of these factors are of strategic importance for XIN’s competitiveness in the future,” said Mr. Yong Zhang.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier I and II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 64.7 million people in eight strategically selected cities, comprising Beijing, Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan’s U.S. development arm, XIN Development Group International, Inc. (“XIN”) is a pioneer amongst Chinese real estate residential developers, entering the US market with three projects in 2012. Xinyuan is listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of October 1, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com

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